UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-32939

Idearc Inc.

(Exact name of registrant as specified in its charter)

Delaware	20-5095175
(State or other jurisdiction of	(I.R.S Employer
incorporation or organization)	Identification No.)

2200 West Airfield Drive
P.O. Box 619810
DFW Airport, Texas	75261
(Address of Principal Executive Offices)	(Zip Code)

Common Stock of Idearc Inc., par value $0.01 per share*

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

*This class of common stock (the “Old Common Stock”) of Idearc Inc. (the “Company”) was cancelled under the First Amended Joint Plan of Reorganization of the Company and its affiliated debtors, dated December 21, 2009, as confirmed by an order of the United States Bankruptcy Court for the Northern District of Texas, Dallas Division, entered on December 22, 2009 (the “Plan”).  The Plan became effective on December 31, 2009 (the “Effective Date”).  Pursuant to and in conjunction with the Plan, certain transactions occurred, including but not limited to the following:  (1) the Old Common Stock outstanding immediately prior to the Effective Date was cancelled; (2) the Company’s certificate of incorporation was amended and restated in its entirety; (3) the new common stock, par value $0.01 per share, of the Company (the “New Common Stock”) was issued for distribution in accordance with the Plan; and (4) other transactions were effected that may alter the rights of certain holders of the New Common Stock.  As a result of the consummation of the Plan and the transactions contemplated thereby, the rights of the holders of the New Common Stock may be fundamentally different from the rights of holders of the Old Common Stock, and, consequently, the New Common Stock may be deemed to be a different class of securities than the Old Common Stock.

Pursuant to the requirements of the Securities Act of 1934, Idearc Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Idearc Inc.

Date:	December 31, 2009	By:	/s/ Cody Wilbanks
Cody Wilbanks Executive Vice President-General Counsel and Secretary